Exhibit 99.1

Four Seasons Education Provides Update on New Regulations

SHANGHAI, July 26, 2021 (PRNewswire) – Four Seasons Education (Cayman) Inc. ("Four Seasons Education" or the "Company") (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, announced that, on July 24, 2021, China's official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the "Opinion"), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including (i) institutions providing after-school tutoring services on academic subjects to students at China's compulsory education stage, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and Academic AST Institutions in violation need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China's compulsory education system) shall take into consideration the Opinion when conducting activities.

The Company will continue to comply with all applicable rules and regulations in providing educational services, including those to be adopted following the policy directives of the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company's business. The Company expects the Opinion, related rules and regulations, and the compliance measures to be taken by the Company will have material adverse impact on its after-school tutoring services related to academic subjects in China's compulsory education system, which in turn may adversely affect the Company's results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation

Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, such as middle school programs, as well as other programs including interest-oriented programs and programs catering for kindergarten students. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars and award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com